UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.*)

Discovery Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25470b103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Hoefer & Arnett Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 147,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 147,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 147,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.89%

12. Type of Reporting Person (See Instructions) IA, CO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Green Street Capital Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 147,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 147,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 147,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.89%

12. Type of Reporting Person (See Instructions) IA, CO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Hans Schroeder

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 147,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 147,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 147,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.89%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kevin Daly

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 147,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 147,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 147,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.89%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Philip Economopoulos

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 147,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 147,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 147,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.89%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bob Arnett

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 147,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 147,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 147,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.89%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Green Street Regional Financial Fund L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 147,700
7. Sole Dispositive Power 0
8. Shared Dispositive Power 147,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person 147,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.89%

12. Type of Reporting Person (See Instructions) IA, CO

Item 1.

(a) Name of Issuer

Discovery Bancorp

(b) Address of Issuer's Principal Executive Offices

338 Via Vera Cruz, San Marcos, CA 92078

Item 2.

(a) The names of the persons filing this statement are:

Hoefer & Arnett Capital Management, Inc. ("Hoefer & Arnett")

Green Street Capital Management LLC ("Green Street Capital")

Hans Schroeder

Philip Economopoulos

Kevin Daly

Bob Arnett

Green Street Regional Financial Fund L.P. ("Green Street")

(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

555 Market Street, 18th Floor, San Francisco, CA 94105

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 25470b103

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ X ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o) (as to Hoefer & Arnett).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Hoefer & Arnett).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (As to Mr. Economopoulos, Mr. Daly, Mr.Arnett and Mr. Schroeder)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ X ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J) (as to Hoefer & Arnett, Green Street Capital, Mr. Economopoulos, Mr. Daly, Mr.Arnett and Mr. Schroeder).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Stock is held in the account of Green Street, an investment advisory client of Hoefer & Arnett as of December 31, 2005. Hoefer & Arnett is a registered investment adviser and holds the Stock in a fiduciary capacity. Green Street, as a client of Hoefer & Arnett, has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Stock. No client is known to have such right or power with respect to more than five percent of the outstanding Stock, except for Green Street. Green Street Capital is the general partner of Green Street and subsequent to December 31, 2005, became its investment adviser. Mr. Schroeder is a control person of Green Street Capital. Mr. Economopoulos, Mr. Arnett and Mr. Daly are the controlling owners of Hoefer & Arnett.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Green Street Capital, Hoefer & Arnett, Mr. Economopoulos, Mr. Arnett, Mr. Daly and Mr. Schroeder constitute a group as defined in Rule 13d-5(b)(1). Green Street is filing this Schedule 13G jointly with the other Filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of Green Street should not be construed as an admission that it is, and Green Street disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February __, 2006

GREEN STREET REGIONAL FINANCIAL FUND L.P. By: Green Street Capital Management LLC General Partner By: Hans Schroeder Manager	HOEFER & ARNETT CAPITAL MANAGEMENT, INC. By: Philip Economopoulos President
GREEN STREET CAPITAL MANAGEMENT LLC By: Hans Schroeder Manager	Bob L. Arnett
Philip Economopoulos	Kevin Daly

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Hoefer & Arnett Capital Management, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: February 13, 2006

GREEN STREET REGIONAL FINANCIAL FUND L.P. By: Green Street Capital Management LLC General Partner By: Hans Schroeder Manager	HOEFER & ARNETT CAPITAL MANAGEMENT, INC. By: Philip Economopoulos President
GREEN STREET CAPITAL MANAGEMENT LLC By: Hans Schroeder Manager	Bob L. Arnett
Philip Economopoulos	Kevin Daly